

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Mr. Anthony Barron
President and Chief Executive Officer
Rapid Holdings, Inc.
9903 Santa Monica Blvd. #346
Beverly Hills, CA 90212

Re: Rapid Holdings, Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed September 23, 2010
File No. 333-167960

Dear Mr. Barron:

We have reviewed your amended registration statement and response letter dated September 23, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

About Our Company, page 1

1.   We note your disclosure that you are subject to California state law. However, in our prior comment 2, we asked you to please discuss the regulatory environment that you will operate in, including regulations that you will be required to comply with. Therefore, please add a more detailed discussion of the material aspects of California law that will affect your company and business.

Description of Business

Financial Products, page 9

2.   We note in your response to our prior comment 4 that you opted to remove the statement that "being web-based will allow us to process and application in a timely manner" from the registration statement rather than revise to explain it. However, we note that the registration statement still includes a similar statement that "being web-based is important because the time for approval can be done in a timely manner". Please revise to remove or explain this statement.

Automation, page 10

3.   We note your response to our previous comment 7 that you have disclosed the minimum credit requirements necessary for an applicant to be approved as well as the type of borrower you are generally targeting. However, we do not see this disclosure in the document. Please tell us where you have made this disclosure, or please revise to include such disclosure.

        Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3366 with any other questions.

                                Sincerely,

                                Michael Seaman
                                Special Counsel

cc.   (facsimile only)
            Ms. Christine Melilli, Esq., CPA
            Anslow & Jaclin, LLP
            (732) 577-1188